Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
LEVEL 23, 56 PITT STREET



03024796

03 JUL 25 7:21

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**25 July 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

SUPPL

Burns Philp Options – Expiry Date 14 August 2003

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 7/25


Burns
Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

25 July 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

BURNS PHILP OPTIONS -- EXPIRY DATE 14 AUGUST 2003

In accordance with Listing Rule 3.17, I enclose a further letter being mailed to Burns Philp optionholders today.

The Burns Philp options (which trade on the ASX under the code "BPCO") will expire at 5.00pm on 14 August 2003.

Yours faithfully,

HELEN GOLDING
Company Secretary

Encl.



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

25 July 2003

Dear Optionholder

BURNS PHILP OPTIONS – EXPIRY DATE 14 AUGUST 2003

Our records indicate that you are the holder of Burns Philp Options. The Burns Philp Options trade on the Australian Stock Exchange ("ASX") under the code BPCO.

In a letter sent to you dated 3 July 2003, we indicated that the Burns Philp Options will **expire** on 14 August 2003, unless the holder elects to exercise the Burns Philp Options before that time. If a Notice of Exercise and the required payment is not received by 5.00pm (AEST) on 14 August 2003 the Options **will automatically lapse** and no longer be available for exercise.

The exercise price for each Burns Philp Option is Twenty Cents (A$0.20). After an optionholder provides a Notice of Exercise and payment of the exercise price, the Burns Philp Option will be cancelled and the holder will be issued with one ordinary share in Burns Philp for each Burns Philp Option exercised. Please refer to our 3 July 2003 letter for details on how to exercise your options.

If you do not want to exercise the Burns Philp Options before the expiry date you are urged to sell them on-market. In accordance with ASX Listing Rules, the last date of quotation of the Burns Philp Options on the ASX will be 7 August 2003. Deferred settlement trading of the underlying ordinary shares will commence on 8 August 2003. If you are in any doubt as to how to act, you should contact your stockbroker or other professional adviser.

If the Burns Philp Options are exercised and funds cleared by the close of business 5 August 2003, an allotment of ordinary shares pursuant to their exercise will be made on 6 August 2003. If cleared funds have not been received by 5 August 2003 or the Burns Philp Options are exercised after 5 August 2003, the ordinary shares cannot be allotted until deferred settlement trading of those shares has ceased, anticipated to be no later than 4 September 2003.

If you have misplaced your Notice of Exercise or if you have any questions about the mechanics for exercise of your options, telephone in Australia **1300 888 943** or New Zealand **0800 006 675**. Callers outside Australia should call **+612 9240 7512**.

Yours faithfully,

HELEN GOLDING
Company Secretary / Group Legal Counsel

ACT NOW

- To **exercise** your Burns Philp Options you must **complete a Notice of Exercise and return it to the Burns Philp Registry** together with a cheque for the Exercise Price so that it is received no later than **5:00pm (AEST) on 14 August 2003.**
- If **you do not wish to exercise** the Burns Philp Options **you should sell them** if you wish to realise some value for them. The last date of quotation of the Burns Philp Options on the ASX will be **7 August 2003.** You should contact your stockbroker if you wish to sell your Burns Philp Options.

Burns Philp

03 JUL 25 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**24 July 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

Extraordinary General Meeting - Correction

Please see attached copy of announcement released to the Australian Stock Exchange last night.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

23 July 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

EXTRAORDINARY GENERAL MEETING - CORRECTION

We refer to our announcement earlier today pursuant to Listing Rule 3.13.2 of the Listing Rules and sub-section 251AA(2) of the Corporations Law, advising as to the outcome of the resolutions at the Extraordinary General Meeting of Burns, Philp & Company Limited.

Due to a registry error the total number of proxy votes exercisable and the number of discretionary proxy votes exercisable was overstated by 30,000 votes due to a proxy being revoked at the meeting. The corrected number of proxy votes is set out below:

1. **Resolution 1: Special Resolution by listed holding corporation to approve the financial assistance provided by Goodman Fielder and its subsidiaries to BPC1 Pty Limited to acquire shares in Goodman Fielder (section 260 B(2) of the Corporations Act)**

   The resolution was passed as a special resolution on a show of hands.

   The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,346,626 made up as follows:

• for the resolution	=	234,743,188	votes
• against the resolution	=	964,706	votes
• abstain	=	6,197,834	votes
• discretionary	=	34,440,898	votes
TOTAL	=	276,346,626	votes

2. **Resolution 2: Ordinary Resolution to approve the exercise of Options by Rank (section 611 item 7 of the Corporations Act)**

The resolution was passed as an ordinary resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,240,968 made up as follows:

• for the resolution	=	238,340,361	votes
• against the resolution	=	2,622,935	votes
• abstain	=	703,600	votes
• discretionary	=	34,574,072	votes
<u>TOTAL</u>	=	276,240,968	votes

3. **Resolution 3: Ordinary Resolution to approve the conversion of Converting Preference Shares by Rank (section 611 item 7 of the Corporations Act)**

The resolution was passed as an ordinary resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,240,968 made up as follows:

• for the resolution	=	218,696,215	votes
• against the resolution	=	22,250,838	votes
• abstain	=	713,337	votes
• discretionary	=	34,580,578	votes
<u>TOTAL</u>	=	276,240,968	votes

Yours sincerely



<u>HELEN GOLDING</u>
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**24 July 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**16 pages (including cover sheet)**

- **Appendix 3B – Exercise of Options**
- **Notice of Change of Interests of Substantial Holder**

Please see attached copies of announcements released to the Australian Stock Exchange this afternoon.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

24 July 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 29,422,912 Ordinary Shares issued pursuant to the exercise of 29,422,912 Options. The exercise price for the Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:

1,818,654,069	ordinary shares fully paid (BPC)
797,360,746	converting preference shares fully paid (BPCPA)
213,608,668	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours sincerely



HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,422,912
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 29,422,912 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,818,654,069	(a) Ordinary Shares
(b) 797,360,746	(b) Converting Preference Shares
(c) 213,608,668	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one) — Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 24 July 2003
(~~Director~~/Company Secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

24 July 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Please find attached copy of Form 604, Notice of change of interests of substantial holder, lodged by Rank Group Limited ("Rank"). This change has resulted from changes in the Company's issued capital due to the exercise of options.

Yours sincerely



HELEN GOLDING
Company Secretary

Encl

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: BURNS, PHILP & COMPANY LIMITED (the "Company")

ACN/ARSN: ACN 000 000 359

1. Details of substantial holder (1)

Name: RANK GROUP LIMITED ("Rank") and each of the companies listed in Annexure "A" ("Rank Group") and Mr. Graeme Hart

ACN (if applicable)

There was a change in the interests of the substantial holder on: 24/07/2003

The previous notice was given to the company on: 10/06/2003

The previous notice was dated: 10/06/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	1,057,177,015	59.46%	1,057,177,015	58.13%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Kintron Developm ents Limited	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	943,003,388 Ordinary shares	943,003,388
Millstreet Investmen ts Limited	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	114,173,627 Ordinary shares	114,173,627

Rank	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	943,003,388 Ordinary shares	943,003,388
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627
Rank Group	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	943,003,388 Ordinary shares	943,003,388
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627

Mr Graeme Hart	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	943,003,388 Ordinary shares	943,003,388
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Kintron Developments Limited	Kintron Developments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Millstreet Investments Limited	Millstreet Investments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Rank Group	Members of the Rank Group are associate of Rank and each other pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act
Mr Graeme Hart	Mr Hart is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kintron Developments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Millstreet Investments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank Group	See Annexure "A"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name **G.R. HART** capacity **Director**

sign here  date **24/07/2003**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 603

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 24 July 2003.

Date 24 July 2003

Director

Members of Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Burns Philp 03 JUL 23 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**23 July 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

Extraordinary General Meeting - Results

Please see attached copy of announcement released to the Australian Stock Exchange today.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

23 July 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

EXTRAORDINARY GENERAL MEETING

Pursuant to Listing Rule 3.13.2 of the Listing Rules and sub-section 251AA(2) of the Corporations Law, we advise that at the Extraordinary General Meeting of Burns, Philp & Company Limited today:

1. **Resolution 1: Special Resolution by listed holding corporation to approve the financial assistance provided by Goodman Fielder and its subsidiaries to BPC1 Pty Limited to acquire shares in Goodman Fielder (section 260 B(2) of the Corporations Act)**

   The resolution was passed as a special resolution on a show of hands.

   The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,376,626 made up as follows:

   - for the resolution = 234,743,188 votes
   - against the resolution = 964,706 votes
   - abstain = 6,197,834 votes
   - discretionary = 34,470,898 votes

   TOTAL = 276,376,626 votes

2. **Resolution 2: Ordinary Resolution to approve the exercise of Options by Rank (section 611 item 7 of the Corporations Act)**

   The resolution was passed as an ordinary resolution on a show of hands.

   The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,270,968 made up as follows:

• for the resolution	=	238,340,361	votes
• against the resolution	=	2,622,935	votes
• abstain	=	703,600	votes
• discretionary	=	34,604,072	votes
TOTAL	=	276,270,968	votes

3. **Resolution 3: Ordinary Resolution to approve the conversion of Converting Preference Shares by Rank (section 611 item 7 of the Corporations Act)**

The resolution was passed as an ordinary resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,270,968 made up as follows:

• for the resolution	=	218,696,215	votes
• against the resolution	=	22,250,838	votes
• abstain	=	713,337	votes
• discretionary	=	34,610,578	votes
TOTAL	=	276,270,968	votes

Yours sincerely



HELEN GOLDING
Company Secretary

Burns Philp

03 JUL 25 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**23 July 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**9 pages (including cover sheet)**

Extraordinary General Meeting

Please see attached copy of announcement released to the Australian Stock Exchange today.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

23 July 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

EXTRAORDINARY GENERAL MEETING

I enclose copy of the Chairman's Address to be delivered at the Extraordinary General Meeting of the Company to be held today.

Yours sincerely



HELEN GOLDING
Company Secretary

Encl.

BURNS, PHILP & COMPANY LIMITED
EXTRAORDINARY GENERAL MEETING
WEDNESDAY 23 JULY 2003

CHAIRMAN'S ADDRESS

This meeting has been called to approve Goodman Fielder Limited and certain of its subsidiaries providing "financial assistance" to Burns Philp in connection with the takeover of Goodman Fielder.

As a shareholder meeting needed to be held for this purpose, we have taken the opportunity to also put to shareholders certain "housekeeping" matters which needed to be attended to in relation to Options and Converting Preference Shares held by Rank Group, companies associated with Burns Philp's Deputy Chairman and major shareholder, Mr Graeme Hart.

I will outline for you this morning the background as to why each of these resolutions is being put to shareholders and how the full Board, in the case of Resolution 1, and the Independent Directors in the case of resolutions 2 and 3, have come to recommend to shareholders that they approve these resolutions today.

Goodman Fielder Takeover

Burns Philp completed the successful takeover of Goodman Fielder Limited in March this year. With the completion of compulsory acquisition proceedings in June 2003, the company moved to 100% ownership of Goodman Fielder. The acquisition of Goodman Fielder was partially funded by external financing facilities as well as by cash reserves and equity proceeds received on the early exercise of Options by the Deputy Chairman, Mr Hart. Mr Hart has already exercised the majority of his Options to assist in the financing of the Goodman Fielder acquisition. Capital contributions of approximately $190 million have been received by Burns Philp from Rank since December last year.

In connection with the external financing facilities used to fund the Goodman Fielder takeover, Burns Philp gave to its financiers undertakings that Goodman Fielder and certain of its subsidiaries would provide guarantees or issue securities over Goodman Fielder Group assets. Burns Philp may also repay some of these facilities using the cash flow of Goodman Fielder and its subsidiaries. Under the Corporations Act, these kinds of transactions are considered "financial assistance" of Burns Philp in connection with the acquisition of the shares of Goodman Fielder Limited. Goodman Fielder can't give this "financial assistance" unless certain shareholder approvals are given.

We are therefore seeking the necessary shareholder approvals at this meeting. The directors of Burns Philp do not believe there is any disadvantage to Burns Philp in approving the proposed resolution. The Directors recommend that the resolution be approved to ensure that the undertakings given to the financiers are able to be satisfied in a timely manner.

Options and Converting Preference Shares held by Rank

The second and third resolutions concern the Options and Converting Preference Shares held by Rank Group, companies associated with Burns Philp's Deputy Chairman, Graeme Hart.

Burns Philp issued Options during 1998 and 1999 as part of the Company's recapitalisation initiatives. Rank Group subscribed to a large number of the Options during the recapitalisation, and acted as underwriter to the issue of Options to existing shareholders of Burns Philp.

The Converting Preference Shares were issued to participating shareholders and noteholders during the 2001 Refinancing. They are securities that can be converted into ordinary shares in certain circumstances and can be traded on the ASX.

It is necessary to have shareholders vote on resolutions 2 and 3 because, under the Corporations Act, in broad terms, Rank is not able to acquire more than 20% of the shares in Burns Philp, without making a full takeover offer, unless shareholders

give their prior approval to the acquisition. Burns Philp shareholders have already given their approval to Rank having an interest of 59.46%. However:

- Rank's acquisition of the shares that might be issued when the Options referred to in resolution 2 are exercised; and
- Rank's acquisition of the shares that might be issued when the Converting Preference Shares referred to in resolution 3 are converted,

were not included when shareholders gave their approval to the recapitalisation and refinancing initiatives undertaken in 1998, 1999 and 2001.

That is why shareholders are now being asked to approve the exercise of Options and conversion of Preference Shares.

Rank's voting power resulting from the exercise of the Options and the conversion of the Converting Preference Shares is unlikely to exceed the level previously approved by shareholders. Rank's level of voting power will depend on when it exercises its options and converts its Converting Preference Shares. It will also depend on when other Optionholders exercise their Options and when other Converting Preference Shareholders convert their Converting Preference Shares This is because all these events will change the number of Burns Philp shares on issue. As a result of conversion of the Converting Preference Shares at the same time or after conversion by the other holders of Converting Preference Shares, Ranks' voting power in Burns Philp would be 57.58%. This is less than the level already approved by Burns Philp shareholders at EGM's in 1998 and 1999, which is 59.46%, and less than Rank's voting power as at 17 July 2003, which was 59.08%.

The Independent Expert's report, commissioned by the Independent Directors of Burns Philp, has concluded that based on their assessment that the Proposals have no significant impact on shareholders other than Rank, the proposals in Resolutions 2 and 3 are fair and reasonable to shareholders not associated with Rank in the circumstances. The Independent Directors recommend that shareholders vote in favour of Resolutions 2 and 3.

Voting

Those of you who will be voting have each received a **yellow** Voting Card. You will have noted from the Notice of Meeting that there are certain voting exclusions in relation to Resolutions 2 and 3. In summary:

- Resolution 1 – (A Special Resolution to approve Financial Assistance provided by Goodman Fielder and its subsidiaries): all shareholders, including any of the directors who are shareholders, can vote.
- Resolution 2 – (Ordinary Resolution to approve the exercise of options by Rank): neither Rank nor any of its associates are permitted to vote on this resolution.
- Resolution 3 – (Ordinary Resolution to approve the conversion of Converting Preference Shares by Rank); neither Rank nor any of its associates are permitted to vote on this resolution.

If a poll is required you will be given directions on how to vote.

All of the directors who are shareholders and their related companies will be entitled to vote on Resolution 1. Graeme Hart, who is here with me today as a director and Deputy Chairman of Burns Philp, is also representing the Rank Group as a shareholder. He will not be voting on the restricted resolutions in respect of the shareholding of the Rank Group. Due to restrictions imposed by the Corporations Act, Mr Hart is also not permitted to vote as proxy on behalf of other shareholders of Burns Philp in respect of the restricted resolutions, even if he has been directed to do so.

Shareholders who have been issued with a **red** non-voting card have previously appointed a proxy to vote on their behalf and have not revoked this appointment, and accordingly are not permitted to vote at this meeting however you are entitled to speak at this meeting. Those of you who are holding **blue** Visitor Cards should not vote.

Resolutions 2 and 3 only require a simple majority of over half of the votes cast to be in favour of the resolution. However, Resolution 1, approving the giving of financial assistance by Goodman Fielder and its subsidiaries, is a Special Resolution, which requires three quarters of the votes to be cast in favour of the resolution.

On a show of hands, you may vote once only, regardless of how many shares you hold, and regardless of how many shareholders you are representing. On a poll, one vote will be counted for each share held.

The auditors of Burns Philp are present today to observe the voting and to ensure that it takes place in an orderly manner, and that the voting restrictions are observed.



Alan McGregor

Chairman

23 July 2003